SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities and Exchange Act of 1934

Willbros Group, Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

969203108

(CUSIP Number)

Primoris Services Corporation

Peter J. Moerbeek

2100 McKinney Avenue

Suite 1500

Dallas, Texas 75201

(214) 740-5600

Copy to:

James R. Griffin

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2018

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 969203108

1.	Name of Reporting Person Primoris Services Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,060,280(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,060,280(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%(1)

14.	Type of Reporting Person CO

(1)   Beneficial ownership of the Common Stock of the Issuer (as represented to the Reporting Person by the Stockholders in the Voting Agreements) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the reporting person that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) , the beneficial owner of any of the shares of Common Stock of the Issuer covered by the Voting Agreements.  The above calculations are based on 63,221,610 shares of Common Stock outstanding as of March 26, 2018 (as represented by Issuer in its Annual Report for the fiscal year ended December 31, 2017 filed on Form 10-K).

SCHEDULE 13D

Item 1.                                 Security and Issuer

The class of equity securities to which this Schedule 13D (“Schedule 13D”) relates is the common stock, par value $0.05 per share (“Common Stock”), of Willbros Group, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027.

Item 2.                                 Identity and Background

This Schedule 13D is being filed by Primoris Services Corporation (“Parent”), a Delaware corporation.

Parent’s principal executive offices are located at 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201. The telephone number of Parent is (214) 740-5600. Parent is a holding company of various construction and product engineering subsidiaries.

Parent is referred to as the “Reporting Person.”

The name, present principal occupation or employment and citizenship of each director and executive officer of Parent is set forth on Schedule A.

During the preceding five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws..

Item 3.                                 Source and Amount of Funds or Other Consideration

As described in Item 4, Parent entered into certain Voting and Support Agreements (the “Voting Agreements”) with each of KKR Lending Partners Funding LLC , KKR Lending Partners Funding II L.P., KKR Lending Partners Funding III LLC, KKR Credit Select Funding LLC, KKR — VRS Credit Partners L.P., Corporate Capital Trust, Inc., Lincoln Investment Solutions, Inc., Michael J. Fournier, S. Miller Williams, and W. Gary Gates (collectively, the “Stockholders”), as a condition of and material inducement to Parent entering into the Merger Agreement. The shares to which this Schedule 13D relate have not been purchased by Parent, and thus no funds have been used for such purpose.  The total amount of funds required by the Reporting Person to consummate the transactions contemplated by the Merger Agreement (as defined below) and provide funding in connection with the Merger (as defined below) is approximately $[100] million, plus related fees and expenses. The Reporting Person expects to fund these payments using cash on hand and, as needed, by drawing on its existing credit facility under that certain amended and restated credit agreement, dated as of September 29, 2017, by and among Parent, CIBC Bank USA, as administrative agent and co-lead arranger, The Bank of the West, as co-lead arranger, and Branch Banking and Trust Company, IBERIABANK, Bank of America, and Simmons Bank.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.                                 Purpose of the Transaction

As described in Item 3 above, this statement is being filed in connection with the Voting Agreements and the Merger Agreement.

On March 27, 2018, Parent, Waco Acquisition Vehicle, Inc. (“Merger Sub”) and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub, upon the terms and subject to the conditions thereof, will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger (“Surviving Corporation”) as a wholly-owned subsidiary of Parent.

Upon the Merger becoming effective (the “Effective Time”), as a result of the Merger and without any action on the part of Parent, Merger Sub, the Issuer, or any stockholder of the Issuer, each outstanding share Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) treasury shares or shares held by any direct or indirect wholly-owned subsidiary of the Issuer and (ii) shares held by stockholders of Issuer, if any, who properly exercise their appraisal rights under Delaware law), shall automatically be converted into the right to receive $0.60 per share in cash, without interest (the “Merger Consideration”). As of the Effective Time, each then outstanding unvested time-based restricted stock award and each then outstanding unvested time-based restricted stock unit award of the Issuer (collectively, “Company Time-based Awards”), will, at Parent’s option, (i) be converted into the right to receive an amount in cash equal to the product of (A) the number of shares of Common Stock subject to such unvested Company Time-based Award and (B) the Merger Consideration, less applicable taxes required to be withheld; or (ii) be converted into the right to receive Parent’s restricted stock awards in an amount equal to the product of (A) the number of shares of Common Stock subject to such Company Time-based Award and (B) the Merger Consideration (with any fractional shares being rounded down to the nearest whole share of Parent’s stock) with the same vesting terms and conditions as are applicable to such Company Time-based Awards. Immediately prior to the Effective Time, each then-outstanding performance-based restricted stock unit award (“Company Performance Awards”), shall be cancelled and shall only entitle the holder thereof to receive an amount in cash which represents the number of shares equal to the “Target Award” set forth in the applicable award agreement for each such Company Performance Award multiplied by the Merger Consideration, less applicable taxes required to be withheld.

Concurrent with and as a condition to Parent entering into the Merger Agreement, the Stockholders entered into the Voting Agreements, with respect to all shares of Common Stock beneficially owned by them, as set forth in the Voting Agreements, and any additional shares of Common Stock and any other voting securities of the Issuer which they acquire record and/or beneficial ownership of after the date of the Voting Agreements during the Voting Period (as defined in the Voting Agreements) (collectively, the “Voting Agreement Shares”). The Stockholders collectively beneficially own approximately 17.5% of the outstanding shares of Common Stock (as represented to the Reporting Person by the Stockholders in the Voting Agreements)..

The Stockholders have agreed to take the following actions, among others, during the term of the Voting Agreements: (1) vote all Voting Agreement Shares in favor of the Merger and in favor of any transactions related to the Merger; (2) vote against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement (in certain Voting Agreements, as qualified by materiality), and (3) vote the Voting Agreement Shares against any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger. Under the Voting Agreements, the Stockholders have granted to Parent (and its designees) an irrevocable proxy to vote the Voting Agreement Shares as provided above. Certain of the Voting Agreements, including the irrevocable proxies granted thereunder, will terminate upon the earliest to occur of (i) the date the Merger Agreement is validly terminated and (ii) the date the Merger becomes effective. The other Voting Agreement will automatically terminate upon the earliest to occur of: (i) the date on which the holders of a majority of the outstanding shares of Common Stock have voted in favor of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Stockholder pursuant to the Merger Agreement, (iv) mutual agreement between Parent and each Stockholder, (v) the date of filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings by or on behalf of the Issuer, (vi) August 15, 2018, and (vii) the Effective Time.

Shared voting power with respect to the Voting Agreement Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements. The Reporting Person has not expended any funds in connection with the execution of the Voting Agreements.

The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of Issuer. The purpose of the Merger is for Parent to acquire the entire equity interest in, and by virtue of such acquisition control, the Issuer while allowing the Issuer’s stockholders an opportunity to receive the Merger Consideration once they surrender their Common Stock promptly after the Effective Time.  At the Effective Time, (i) the certificate of incorporation and bylaws of Issuer as in effect immediately prior to the merger will be amended to conform to the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, and (ii) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of Issuer immediately prior to the effective time of the merger will be the officers of the Surviving Corporation.

Following the Merger, the Common Stock will no longer be traded on the New York Stock Exchange or the OTC Pink marketplace, as applicable, there will be no public market for the Common Stock, and registration of the Common Stock under the Exchange Act will be terminated.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Person does not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed March 28, 2018 by Willbros Group, Inc. The Voting Agreements are filed as Exhibits 2 through 11 to this Schedule 13D.

Item 5.                               Interest in Securities of the Issuer

(a) and (b)                      Other than the Common Stock that may be deemed to be beneficially owned in connection with the Voting Agreements, the Reporting Person has not acquired and, for purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any shares of Common Stock.

As a result of the Voting Agreements, Parent may be deemed to have the power to vote up to an aggregate of 11,060,280 shares of Common Stock (as represented to the Reporting Person by the Stockholders in the Voting Agreements) in favor of approval of the Merger or in connection with certain other matters described in Item 4 above, and thus, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 11,060,280 shares of Common Stock. All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person constitute approximately 17.5% of the issued and outstanding shares of Common Stock as of March 26, 2018 (as represented by Issuer in its Annual Report for the fiscal year ended December 31, 2017 filed on Form 10-K).

The Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Person that the Reporting Person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any shares of Common Stock of the Issuer covered by the Voting Agreements.

Except as set forth in this Item 5(a)-(b), none of Parent and, to the knowledge of the Reporting Person, any persons named in Schedule A beneficially owns any shares of Common Stock.

(c)                      Except for the Merger Agreement and the Voting Agreements described above, neither the Reporting Person nor, to the knowledge of the Reporting Person, any persons named in Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)                     To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)                      Not applicable.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, in all cases with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                               Material to be Filed as Exhibits

Exhibit 1

Agreement and Plan of Merger dated March 27, 2018, among Primoris Services Corporation, Waco Acquisition Vehicle, Inc., and Willbros Group, Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed March 28, 2018 by Willbros Group, Inc.)

Exhibit 2	Voting Agreement dated March 27, 2018 between KKR Lending Partners Funding LLC

Exhibit 3	Voting Agreement dated March 27, 2018 between KKR Lending Partners Funding II L.P.

Exhibit 4	Voting Agreement dated March 27, 2018 between KKR Lending Partners Funding III LLC

Exhibit 5	Voting Agreement dated March 27, 2018 between KKR Credit Select Funding LLC

Exhibit 6	Voting Agreement dated March 27, 2018 between KKR — VRS Credit Partners L.P.

Exhibit 7	Voting Agreement dated March 27, 2018 between Corporate Capital Trust, Inc.

Exhibit 8	Voting Agreement dated March 27, 2018 between Lincoln Investment Solution, Inc.

Exhibit 9	Voting Agreement dated March 27, 2018 between Michael J. Fournier

Exhibit 10	Voting Agreement dated March 27, 2018 between S. Miller Williams

Exhibit 11	Voting Agreement dated March 27, 2018 between W. Gary Gates

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: April 6, 2018

PRIMORIS SERVICES CORPORATION

By:	/s/ Peter J. Moerbeek
Name:	Peter J. Moerbeek
Title:	Executive Vice President, Chief Financial Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF PRIMORIS SERVICES CORPORATION

Set forth below is the name and title or present principal occupation of each of the executive officers and directors of Primoris Services Corporation. The current business address of each person is 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201 and the current phone number is (214) 740—5600.

Name	Present Principal Occupation or Employment	Citizenship
Brian Pratt	Chairman of the Board of Directors and Retired Executive of Primoris	United States of America
Stephen C. Cook	Member of the Board of Directors of Primoris; President and Principal Shareholder of Fieldstone Partners	United States of America
Peter C. Brown CPA	Member of the Board of Directors of Primoris; Retired President and Senior Principal Stockholder of Brown Armstrong Accountancy Corporation	United States of America
John P. Schauerman	Member of the Board of Directors of Primoris; Retired Executive of Primoris	United States of America
Robert A. Tinstman	Member of the Board of Directors of Primoris; President of Tinstman and Associates, LLC	United States of America
Thomas E. Tucker	Member of the Board of Directors of Primoris; Chairman of Pennhill Land Company	United States of America
David King	President, Chief Executive Officer and Member of the Board of Directors of Primoris	United States of America
Peter J. Moerbeek	Executive Vice President, Chief Financial Officer and Member of the Board of Directors of Primoris	United States of America
Tom McCormick	Executive Vice President, Chief Operating Officer of Primoris	United States of America
John M. Perisich	Executive Vice President, General Counsel, and Secretary of Primoris	United States of America